Exhibit 12
AIRGAS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)

Ratio of Earnings to Fixed Charges	2008	2009	2010	2011	2012
EARNINGS COMPUTATION:
Add:
Pretax income from continuing operations before equity earnings and minority interest	$371,658	$431,269	$314,046	$406,933	$492,166
Fixed charges	143,738	133,847	107,843	98,542	103,227
	$515,396	$565,116	$421,889	$505,475	$595,393
Subtract:
Preferred dividend requirements of consolidated affiliate	(1,147)	—	—	—	—
Capitalized interest	(1,647)	(3,400)	(2,873)	(2,336)	(869)
Earnings for purposes of computation	$512,602	$561,716	$419,016	$503,139	$594,524
FIXED CHARGES COMPUTATION:
Interest (1)	$110,888	$101,279	$74,312	$65,055	$69,715
Estimate of the interest component of rent expense	31,703	32,568	33,531	33,487	33,512
Preferred dividend requirements of consolidated affiliates (2)	1,147	—	—	—	—
Fixed charges for purposes of computation	$143,738	$133,847	$107,843	$98,542	$103,227
RATIO OF EARNINGS TO FIXED CHARGES	3.57X	4.20X	3.89X	5.11X	5.76X

(1) Includes interest expense, capitalized interest, amortization of capitalized financing costs and discount on trade receivable securitization.

(2) Preferred stock of National Welders was converted to Airgas common stock on July 3, 2007.

Note: Prior year pre-tax income amounts have been adjusted for the Company's retrospective application of the change in the method of accounting for the portion of the Company's hardgoods inventory valued using the last-in, first-out (“LIFO”) inventory costing method to the average-cost method.